Exhibit 99.3 Corporate Communications

CNH Industrial to lead NIKOLA’s Series D round with $250 million investment. Parties announce strategic partnership to industrialize fuel-cell and battery electric Heavy-Duty Trucks for North America and Europe

London, September 3, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI), today announced its intention to enter into a strategic and exclusive Heavy Duty Truck partnership with Nikola Corporation, based in Phoenix, Arizona, U.S.A., to accelerate industry transformation towards emission neutrality of Class 8 / Heavy Duty Trucks in North America and Europe through the adoption of fuel-cell technology.

Nikola’s zero-emission Heavy Duty Trucks, powered by proprietary hydrogen fuel cell and battery technology, will be the first-to-production. The company’s disruptive business model foresees an industry-first ‘all-in’ lease rate, which includes vehicle, service, maintenance and fuel costs, providing long-term total cost of ownership certainty at or below diesel costs.

CNH Industrial will take a $250 million strategic stake in Nikola as the lead Series D investor, comprising $100 million cash and $150 million in services, such as product development, manufacturing engineering, and other technical assistance, as well as supply of certain key components to accelerate the production timeline of the Nikola TWO and Nikola TRE. Pre-money valuation was set at $3 billion. Nikola anticipates raising over $1 billion in the D round, granting approximately 25% ownership to new investors and business partners, including CNH Industrial.

IVECO and FPT Industrial, the commercial vehicle and powertrain brands of CNH Industrial respectively, will assist in engineering and manufacturing expertise to industrialize Nikola’s fuel-cell and battery electric trucks. The following vehicles will benefit from this partnership: the Nikola ONE, a NAFTA- compliant Class 8 sleeper truck; the Nikola TWO, a NAFTA-compliant Class 8 day-cab truck; and the Nikola TRE, a European compliant cab-over Heavy Duty Truck.

Nikola will contribute technologies for a European Joint Venture with CNH Industrial that will include class-leading fuel-cell expertise, e-axles, inverters, independent suspension, on-

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

board hydrogen fuel storage, over-the-air software update functionality, infotainment, vehicle controls, vehicle-to-station communication protocols, power electronics, and access to a hydrogen fueling network.

Fuel-cell technology is the logical next step to liquefied natural gas (LNG) powered engines as it builds on existing refueling networks, enabling local on-site production of hydrogen. FPT Industrial has been at the forefront of alternative propulsion solutions for over two decades, having produced some 50,000 natural gas-powered engines to date. IVECO is the absolute European leader in natural gas vehicles, with some 28,000 of its trucks and buses powered by FPT Industrial engines.

FPT Industrial and IVECO have been instrumental in the development and expansion of Europe’s natural gas refueling network, in addition to successfully introducing new powertrain technology. Following a similar path, Nikola is actively working with partners to develop the required hydrogen refueling infrastructure in North America and Europe.

Strategic near-term project milestones include the industrialization of the Nikola TWO fuel cell- powered Class 8 truck for the North American market, as well as the integration of IVECO S-Way truck technology into the battery-electric powered Nikola TRE cab-over model for both the North American and European markets. In the long-term, a European Joint Venture will cover both battery electric vehicles (BEV) and fuel-cell electric vehicles (FCEV) launched by Q4 2022. Nikola plans to leverage IVECO’s European sales, service and warranty channels to accelerate access to the European market.

“The increasing focus on the recognition that there needs to be fundamental reductions in automotive emissions is driving our industry to rapidly seek advanced technological solutions. IVECO is now ideally placed to offer customers an even wider range of transport solutions including natural gas, electric and fuel-cell powered vehicles,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial. “Nikola’s choice of IVECO as its strategic partner is testament to our internationally recognized excellence in heavy duty trucks and alternative powertrain technologies.”

“The time has come to finally provide a zero-emission solution to the heavy duty truck market. While other OEMs believe zero-emission solutions cannot happen in the timeframe regulators have mandated, Nikola, FPT Industrial and IVECO are proving that these timelines are not unreasonable,” said Trevor Milton, Chief Executive Officer, Nikola Corporation. “Nikola has the technology but needs a partner with a European network to achieve it in a timely manner. With CNH Industrial’s investment and partnership, we can now bring zero-emission trucks to Europe. It is exciting to see IVECO taking the lead in providing zero-emission solutions in Europe through its partnership with Nikola. By bringing CNH Industrial on board, we now have access to manufacturing know-how, purchasing power, validated truck parts, plant engineering and much more. Few will doubt our ability to commercialize a truck now.”

“Global climate change, geopolitical conflicts, future availability of fossil fuels and a self-aware circular economy all call for a fundamental change in how we operate,” added Gerrit Marx, President Commercial and Specialty Vehicles, CNH Industrial. “While today LNG delivers significantly lower well-to-wheel emissions, in the medium to long-term, fuel-cell and BEV technologies will deliver the ultimate goal of zero-emission trucking. With our LNG technology we have proven to be European disruptors, taking the lead in industry transformations including fuel supply and lifecycle ownership.”

A European press conference and fleet day will be jointly-hosted by Nikola Corporation, FPT Industrial and IVECO later this year to explain the partnership in greater detail.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: http://www.cnhindustrial.com

Nikola Corporation designs and manufactures hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen stations. The company is bringing the nation’s most advanced semi-trucks to market with more than 14,000 trucks on preorder. Nikola is led by its visionary CEO Trevor Milton. The company is privately-held and headquartered in Arizona. For more information, visit www.nikolamotor.com.

Media contacts:

CNH Industrial

Richard Gadeselli	Laura Overall

Corporate Communications	Corporate Communications

Tel. +44 (0)2077 660 346	Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com

Nikola

Colleen Robar

Tel. +1.313.207.5960

E-mail: crobar@robarpr.com,